Exhibit 11.1

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

The following information sets forth the computation of basic and diluted net increase in net assets per share resulting from operations for the year ended December 31, 2014

Numerator for increase in net assets per share – basic and diluted:	$11,690
Denominator for basic weighted average shares:	11,532,985
Earnings per share – basic and diluted:	$1.01